P.O. Box 9012 Clearwater, Florida 33758-9012 (727) 299-1800

March 25, 2013

VIA EDGAR CORRESPONDENCE

Mark A. Cowan

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Series Trust (the “Registrant”)

(File Nos. 333-186723)

Dear Mr. Cowan:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the combined information proxy statement and registration statement filed under Rule 488 of the Securities Act of 1933, as amended, on Form N-14 (Accession Number: 0001193125-13-062856) with the Securities and Exchange Commission (the “Commission”) on February 15, 2013 relating to two proposed Agreement and Plan of Reorganizations whereby all of the assets of certain series of the Registrant (each a “Target Portfolio”) will be transferred in various tax-free reorganizations to the corresponding series of the Registrant (each a “Destination Portfolio”), in exchange for shares of the Destination Portfolio. The Staff’s comments were conveyed to the Registrant verbally on March 11, 2013.

Below are the Staff’s comments on the combined information statement and registration statement and the Registrant’s responses thereto.

General Comments

1.	Summary – Who Bears the Expenses Associated with the Reorganizations: Please clarify that each target fund is expected to bear approximately $44,000 in reorganization costs.

Response: The Registrant has made revisions consistent with the Staff’s comment.

2.	Summary – Comparison of Investment Comparison of Transamerica Third Avenue Value VP and Transamerica Systematic Small/Mid Cap Value VP: In addition to comparing investment objectives and policies, please highlight any differences pursuant to Item 3 on Form N-14.

Response: The Registrant affirms that all differences have already been disclosed in accordance with Item 3 on Form N-14.

3.	Performance – Annual Total Returns: With respect to the bar charts, please label the zero access.

Response: The Registrant has made revisions consistent with the Staff’s comment.

4.	Performance – Average Annual Total Returns: For instances where a fund includes, in addition to the required broad-based index, one or more other indexes, please disclose information about the other index in the narrative explanation accompanying the bar chart and table.

Response: The Registrant provides narrative descriptions of the blended/composite secondary benchmarks for Reorganization 2 and notes that the secondary benchmarks for Reorganization 1 are well known, broad-based indices.

5.	The Portfolios’ Fees and Expenses: With respect to the Fee table and example, please clarify that separate account expenses are not reflected and that if the fees at the separate account or contract level were included, overall expenses would be higher.

Response: The Registrant has made revisions consistent with the Staff’s comment.

6.	The Portfolios’ Fees and Expenses: Please either remove the caption “Shareholder Fees,” or change “None” to “N/A,” since some of these fees may be assessed at the contract level.

Response: The Registrant has made revisions consistent with the Staff’s comment.

7.	The Portfolios’ Fees and Expenses: Since the target and acquiring funds invest primarily in other investment companies, please explain why no acquired fund fees and expense are shown in the tables.

Response: The Registrant has made revisions consistent with the Staff’s Comments.

8.	The Portfolios’ Fees and Expenses: With respect to the example, please confirm the amounts relating to Initial Class shares of the target, acquiring and pro forma combined funds.

Response: The Registrant confirms that the example table for Initial Class is disclosure is accurate.

9.	Reasons for the Proposed Reorganization – Investment Performance: For Reorganization 2, please revise the second bullet under “Investment Performance” since both the target and acquiring fund commenced operations in 2008.

Response: The Registrant has made revisions consistent with the Staff’s comment.

10.	Capitalization: For Reorganization 1, in the pro forma combined column of the capitalization table, please show the Initial Class shares outstanding as 20,937.

Response: The Registrant has made revisions consistent with the Staff’s comment.

11.	Repositioning Costs: If it is expected that the funds will incur material brokerage or other transaction costs to reposition the portfolios in connection with the reorganizations, provide an estimate of the costs. Additionally, the amount should be shown as an adjustment reducing the net assets of the combined fund in the capitalization table, pro forma schedule of investments and pro forma statement of assets and liabilities, with a footnote explaining the adjustment.

Response: The Registrant affirms that any brokerage or other transactions costs to reposition the portfolios in connection with the reorganizations are non-material.

12.	Auditor Consent: Please include the consent in a pre-effective amendment.

Response: The Registrant filed the auditor’s consent with Pre-Effective Amendment No. 1 to the Form N-14.

13.	Financial Statements: Please include or incorporate by reference the December 31, 2012 financial statements of each fund. The references to the December 31, 2011 and June 30, 2012 financial statements should be deleted from page 3 of the SAI.

Response: The Registrant has made the revisions consistent with the Staff’s comment.

14.	Notes to the Pro Forma Financial Statements: In Note 3, please show the expiration date of the expense waivers as of May 1, 2014.

Response: The Registrant has made revisions consistent with the Staff’s comment.

The Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (727) 299-1844 with any questions.

Very truly yours,

/s/ Robert Lamont
Robert Lamont
Vice President and Senior Counsel

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